[LOGO] TENON                                                        News Release
Wood Solutions to the World


TO:        THE BUSINESS EDITOR
From:      Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
           Telephone:         64-9-571 9846
           Fax:               64-9-571 9872

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Information on Tenon Limited can be found at http://www.tenon.co.nz.

                    STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)

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      TENON ANNOUNCES COMPLETION OF STRUCTURAL SALE TO CARTER HOLT HARVEY

Auckland, 28 April 2005 - Tenon announced today that it had completed the sale to Carter Holt Harvey of its Structural Solutions business. The business comprises the company's mills and remanufacturing plants located at Kawerau, Rainbow Mountain (near Rotorua), and Mt Maunganui, together with related sales
and  marketing  and  operational   support  functions.

Commenting on today's completion, Chief Executive John Dell said, "Completion of the sale enables us to focus all our energies on growing our leadership position in the high-end appearance wood products markets on the international stage where we believe there are good value opportunities for Tenon."

Tenon retains its mill and other facilities at Taupo, and its investments in North America (notably The Empire Company and American Wood moulding) and Europe.

Following the sale, the company will have no debt and positive cash on hand.

ENDS